Exhibit I

CAPITAL PRODUCT PARTNERS L.P. ANNOUNCES FOURTH QUARTER 2022 FINANCIAL RESULTS

ATHENS, Greece, February 3, 2023 (GLOBE NEWSWIRE) — Capital Product Partners L.P. (the “Partnership”, “CPLP” or “we” / “us”) (NASDAQ: CPLP), an international owner of ocean-going vessels, today released its financial results for the fourth quarter ended December 31, 2022.

Highlights

	Three-month periods ended December 31,
	2022	2021	Increase/(Decrease)
Revenues	$79.9 million	$63.6 million	26%
Expenses	$42.1 million	$35.7 million	18%
Net Income	$21.1 million	$40.0 million	(47%)
Gain on sale of vessel	—	$21.4 million	—
Net Income (excluding gain on sale of vessel)	$21.1 million	$18.6 million	13%
Net Income per common unit	$1.03	$2.03	(49%)
Net Income per common unit (excluding gain on sale of vessel)	$1.03	$0.94	10%
Average number of vessels[1]	19.9	19.3	3%

•	Operating Surplus[2] and Operating Surplus after the quarterly allocation to the capital reserve for the fourth quarter of 2022 were $37.3 million and $6.3 million, respectively.

•	Announced common unit distribution of $0.15 for the fourth quarter of 2022.

•

In October 2022 and January 2023 respectively, the Partnership took delivery of the M/V Manzanillo Express and the M/V Itajai Express. Upon delivery both commenced their respective ten-year charters with Hapag-Lloyd.

•	Repurchased during the fourth quarter of 2022, 102,838 common units at an average cost of $14.34 per unit.

[1]

Average number of vessels is measured by aggregating the number of days each vessel was part of our fleet during the period and dividing such aggregate number by the number of calendar days in the period.

[2]

Operating surplus is a non-GAAP financial measure used by certain investors to measure the financial performance of the Partnership and other master limited partnerships. Please refer to Appendix A at the end of the press release for a reconciliation of this non-GAAP measure with net income.

Overview of Fourth Quarter 2022 Results

Net income for the quarter ended December 31, 2022, was $21.1 million, compared with net income of $40.0 million for the fourth quarter of 2021. Net income for the fourth quarter of 2021 included a gain of $21.4 million from the sale of the M/V Adonis. Taking into account the interest attributable to the general partner and the allocation of net income to unvested units, net income per common unit for the quarter ended December 31, 2022, was $1.03 compared to $0.94 net income per common unit, excluding the gain on sale of vessel, for the fourth quarter of 2021.

Total revenue for the quarter ended December 31, 2022 was $79.9 million, compared to $63.6 million during the fourth quarter of 2021. The increase in revenue was primarily attributable to the revenue contributed by four Liquified Natural Gas Carriers (“LNG/Cs”) acquired during the fourth quarter of 2021 and operating for the full period in the fourth quarter of 2022, the previously announced increase in the daily rate earned by the LNG/Cs Aristarchos and Asklipios effective from September 1, 2022 and the delivery of the M/V Manzanillo Express in Q4 2022, partly offset by the sale of the M/V Adonis in December 2021 and the M/V Archimidis and the M/V Agamemnon in July 2022.

Total expenses for the quarter ended December 31, 2022 were $42.1 million, compared to $35.7 million in the fourth quarter of 2021. Voyage expenses for the quarter ended December 31, 2022, increased to $3.8 million, compared to $3.2 million in the fourth quarter of 2021, due to the increase in the average size of our fleet and the increase in voyage expenses incurred by the M/V Cape Agamemnon employed under voyage charters, compared to the respective period in 2021. Total vessel operating expenses during the fourth quarter of 2022 amounted to $17.3 million, compared to $14.9 million during the fourth quarter of 2021. The increase in vessel operating expenses was mainly due to the net increase in the average number of vessels in our fleet. Total expenses for the fourth quarter of 2022 also include vessel depreciation and amortization of $17.0 million, compared to $14.8 million in the fourth quarter of 2021. The increase in depreciation and amortization during the fourth quarter of 2022 was mainly attributable to the net increase in the average size of our fleet, partly offset by lower amortization of deferred dry-docking costs. General and administrative expenses for the fourth quarter of 2022 amounted to $4.0 million, compared to $2.7 million in the fourth quarter of 2021. The increase in general and administrative expenses was mainly attributable to the increase in the amortization associated with our equity incentive plan and certain write-offs associated with long outstanding trade receivables.

Total other expense, net for the quarter ended December 31, 2022, was $16.6 million compared to $9.2 million for the fourth quarter of 2021. Total other expense, net includes interest expense and finance costs of $18.4 million for the fourth quarter of 2022, compared to $8.9 million for the fourth quarter of 2021. The increase in interest expense and finance costs was mainly attributable to the increase in the weighted average interest rate compared to the fourth quarter of 2021. Total other expense, net also includes a foreign exchange gain of $3.4 million from the physical conversion of euro cash balances to U.S. Dollars during the fourth quarter of 2022 and interest earned on our cash deposits.

Capitalization of the Partnership

As of December 31, 2022, total cash amounted to $154.8 million. Total cash includes restricted cash of $10.2 million, which represents the minimum liquidity requirement under our financing arrangements.

As of December 31, 2022, total partners’ capital amounted to $638.4 million, an increase of $112.9 million compared to $525.5 million as of December 31, 2021. The increase reflects net income for the year ended December 31, 2022, the $6.6 million of CPLP common units issued to the seller upon delivery of the M/V Manzanillo Express as part of the consideration for that vessel, and the amortization associated with the equity incentive plan, partly offset by distributions declared and paid during the period in the total amount of $12.2 million, the repurchase of common units for an aggregate amount of $5.9 million and other comprehensive loss of $4.8 million resulting by the increase in the U.S. Dollar equivalent of our euro-denominated bonds, partly set off by the change in the fair value of the relevant cross currency swap agreement we designated as accounting hedge.

As of December 31, 2022, the Partnership’s total debt was $1,299.2 million, before financing fees, reflecting a decrease of $18.2 million compared to $1,317.4 million as of December 31, 2021. The decrease is attributable to the scheduled principal payments for the period of $85.2 million, debt repayments in connection with the sale of the M/V Archimidis and the M/V Agamemnon of $28.0 million, the repayment in full of our 2017 and 2020 credit facilities in a total amount of $95.7 million, the repayment of $10.0 million seller’s credit, and the $5.5 million decrease in the U.S. Dollar equivalent of our euro-denominated bonds as of December 31, 2022, partly offset by the issuance of €100.0 million ($101.3 million) bonds in July 2022 and the drawdown of $105.0 million of a new credit facility to partly finance the acquisition of the M/V Manzanillo Express in October 2022. Following the repayment in full of our 2017 and 2020 credit facilities, seven vessels in our fleet are unencumbered.

Operating Surplus

Operating surplus for the quarter ended December 31, 2022, amounted to $37.3 million, compared to $37.6 million for the previous quarter ended September 30, 2022, and $37.9 million for the fourth quarter of 2021. We allocated $31.0 million to the capital reserve, an increase of $1.3 million compared to the previous quarter due to the increased debt amortization resulting from the drawdown of the M/V Manzanillo Express facility. Operating surplus for the quarter ended December 31, 2022, after the quarterly allocation to the capital reserve, was $6.3 million.

Delivery of the M/V Manzanillo Express and the M/V Itajai Express

On October 12, 2022 and on January 10, 2023 respectively, the Partnership took delivery of the M/V Manzanillo Express and the M/V Itajai Express, two of the three 13,312 twenty-foot equivalent (“TEU”) container vessels we have previously agreed to acquire together with the LNG/C Asterix I. Both vessels commenced their respective ten-year employment with Hapag Lloyd upon delivery. The acquisition of the M/V Manzanillo Express was funded through a combination of (a) a cash deposit of $6.0 million advanced in June 2022, (b) 505,204 of the Partnership’s common units having a value of $6.6 million (based on a unit price of $13.03 on October 11, 2022), (c) a $105.0 million drawdown under a new credit facility and (d) $4.0 million of cash at hand, while that of the M/V Itajai Express was funded through a combination of (a) a cash deposit of $6.0 million advanced in June 2022, (b) $108.0 million of debt and (c) $8.5 million of cash at hand.

Russia-Ukraine conflict

Due to the ongoing Russian conflicts with Ukraine, the United States (“U.S.”), European Union (“E.U.”), Canada and other Western countries and organizations have announced and enacted numerous sanctions against Russia to impose severe economic pressure on the Russian economy and government.

As of today, current U.S. and E.U. sanctions regimes do not materially affect the business, operations or financial condition of the Partnership and, to the Partnership’s knowledge, the Partnership’s counterparties are currently performing their obligations under their respective time charters in compliance with applicable U.S. and E.U. rules and regulations.

Sanctions legislation has been changing and the Partnership continues to monitor such changes as applicable to the Partnership and its counterparties. The full impact of the commercial and economic consequences of the Russian conflict with Ukraine is uncertain at this time. Currently, the LNG market is benefiting from the energy security concerns amid the Russia-Ukraine conflict (see also Market Commentary Update below).

Management Commentary

Mr. Jerry Kalogiratos, Chief Executive Officer of our General Partner, commented:

“Despite the steep correction in the container market over the last two quarters, we delivered another quarter of solid financial performance. Our timely decision to divest from a number of container vessels at historically high prices and our diversification into LNGCs with long term employment attached, demonstrate the attractiveness and efficiency of our business model throughout business cycles.”

“Importantly in October 2022 and January 2023, we took delivery of two of the three 13,312 TEU eco container vessels with long term employment in place, while we expect to acquire the third 13,312 TEU vessel in June 2023 and the LNG/C in mid-February 2023. With the latest fleet additions, the weighted average age of our fleet currently stands at 6.5 years, while our remaining charter duration is 7.0 years with a contracted revenue backlog of approximately $1.9 billion.”

Unit Repurchase Program

On January 25, 2021, the Board of Directors of the Partnership (the “Board”) approved a unit repurchase program, providing the Partnership with authorization to repurchase up to $30.0 million of units of the

Partnership’s common units, effective for a period of two years through January 2023. During the quarter ended December 31, 2022, the Partnership repurchased 102,838 common units at an average cost of $14.34 per unit or 772,212 common units since the launching of the unit repurchase plan on February 19, 2021, at an average cost of $13.45 per unit.

On January 26, 2023, the Board approved a new unit repurchase program, providing the Partnership with authorization to repurchase up to $30.0 million of the Partnership’s common units, effective for a period of two years through January 2025.

Quarterly Common Unit Cash Distribution

On January 26, 2023, the Board declared a cash distribution of $0.15 per common unit for the fourth quarter of 2022 payable on February 10, 2023 to common unit holders of record on February 7, 2023.

Market Commentary Update

Container market

Container freight and charter markets softened during the second half of the year and into the fourth quarter of 2022 from their previously exceptionally high levels, with rates returning towards more normalized levels. The pace of decline has been higher than previously anticipated, with trade volumes faltering and port congestion easing simultaneously against a backdrop of eroding consumer and business confidence and increasing capacity availability.

The SCFI spot box freight index stood at 1,031 points, down by 80% from the peak at the beginning of 2022, but 27% higher compared to the ‘pre-Covid’ 2019 average. As a result, the charter market has seen a significant correction: Clarkson’s charter rate index stood at 97 points by the second week of January 2023 compared to 433 points reached during the peak of March 2022, but remains at about 1.7 times higher than the pre-covid 2019 average.

The container vessel orderbook stands at 28.3% of the total fleet, up 1.4% from the previous quarter. Eight container vessels were scrapped in 2022, but demolition volumes now look likely to pick up in 2023-24, with an added impetus from the softer charter market and upcoming environmental regulations.

LNG market

The LNG market continues to enjoy strong fundamentals, despite a recent drop in the spot market from previous record highs. As a result, term charter rates remain firm and are significantly higher than at the start of the year. Currently, the one year TC rate for a two stroke vessel is estimated at around $230,000 per day.

Looking ahead to 2023, the outlook suggests another positive year for the LNG carrier sector. LNG tonne-mile trade is projected to grow by 3.8%. Meanwhile, LNG carrier fleet capacity is projected to grow by 4.4% next year, following growth of 4.1% across 2022.

Conference Call and Webcast

Today, February 3, 2023, the Partnership will host an interactive conference call at 9:00 am Eastern Time to discuss the financial results.

Conference Call Details

Participants should dial into the call 10 minutes before the scheduled time using the following numbers: +1 877 405 1226 (US Toll-Free Dial In) or +1 201 689 7823 (US and Standard International Dial In). Please quote “Capital Product Partners” to the operator and/or conference ID 13736132. Click here for additional participant International Toll-Free access numbers.

Alternatively, participants can register for the call using the “call me” option for a faster connection to join the conference call. You can enter your phone number and let the system call you right away. Click here for the “call me” option.

Slides and Audio Webcast

There will also be a live, and then archived, webcast of the conference call and accompanying slides, available through the Partnership’s website. To listen to the archived audio file, visit our website http://ir.capitalpplp.com/ and click on Webcasts & Presentations under our Investor Relations page. Participants to the live webcast should register on the website approximately 10 minutes prior to the start of the webcast.

About Capital Product Partners L.P.

Capital Product Partners L.P. (NASDAQ: CPLP), a Marshall Islands master limited partnership, is an international owner of ocean-going vessels. CPLP currently owns 21 vessels, including six latest generation LNG/Cs, 11 Neo-Panamax container vessels, three Panamax container vessels and one Capesize bulk carrier vessel. This excludes one 13,312 TEU container vessel and one LNG/C that CPLP has agreed to acquire and are expected to be delivered between the first quarter of 2023 and the second quarter of 2023.

For more information about the Partnership, please visit: www.capitalpplp.com.

Forward-Looking Statements

The statements in this press release that are not historical facts, including, among other things, the expected financial performance of CPLP’s business, CPLP’s ability to pursue growth opportunities, CPLP’s expectations or objectives regarding future distributions, unit repurchases, market and charter rate expectations, and, in particular, the expected effects of recent vessel acquisitions and the Russia-Ukraine conflict and COVID-19 on the financial condition and operations of CPLP and the container and LNG industries in general, are forward-looking statements (as such term is defined in Section 21E of the Securities Exchange Act of 1934, as amended). These forward-

looking statements involve risks and uncertainties that could cause the stated or forecasted results to be materially different from those anticipated. For a discussion of factors that could materially affect the outcome of forward-looking statements and other risks and uncertainties, see “Risk Factors” in CPLP’s annual report filed with the SEC on Form 20-F for the year ended December 31, 2021, filed on April 27, 2022. Unless required by law, CPLP expressly disclaims any obligation to update or revise any of these forward-looking statements, whether because of future events, new information, a change in its views or expectations, to conform them to actual results or otherwise. CPLP does not assume any responsibility for the accuracy and completeness of the forward-looking statements. You are cautioned not to place undue reliance on forward-looking statements.

CPLP-F

Contact Details:

Capital GP L.L.C.

Jerry Kalogiratos

CEO

Tel. +30 (210) 4584 950

E-mail: j.kalogiratos@capitalpplp.com

Capital GP L.L.C.

Nikos Kalapotharakos

CFO

Tel. +30 (210) 4584 950

E-mail: n.kalapotharakos@capitalmaritime.com

Investor Relations / Media

Nicolas Bornozis

Capital Link, Inc. (New York)

Tel. +1-212-661-7566

E-mail: cplp@capitallink.com

Source: Capital Product Partners L.P.

Capital Product Partners L.P.

Unaudited Condensed Consolidated Statements of Comprehensive Income

(In thousands of United States Dollars, except for number of units and earnings per unit)

	For the three-month periods ended December 31,		For the years ended December 31,
	2022	2021	2022	2021
Revenues	79,897	63,574	299,071	184,665

Expenses / (income), net:
Voyage expenses	3,819	3,229	16,236	10,698
Vessel operating expenses	14,954	13,011	58,288	41,199
Vessel operating expenses - related parties	2,347	1,916	9,172	5,923
General and administrative expenses	4,016	2,747	10,681	8,662
Gain on sale of vessels	—	(21,428)	(47,275)	(46,812)
Vessel depreciation and amortization	16,994	14,834	69,272	46,935

Operating income, net	37,767	49,265	182,697	118,060

Other income / (expense), net:
Interest expense and finance cost	(18,424)	(8,921)	(55,421)	(20,129)
Other income / (expense), net	1,783	(323)	(1,855)	247

Total other expense, net	(16,641)	(9,244)	(57,276)	(19,882)

Partnership’s net income	21,126	40,021	125,421	98,178

General Partner’s interest in Partnership’s net income	354	718	2,157	1,790
Partnership’s net income allocable to unvested units	727	782	3,662	2,053
Common unit holders’ interest in Partnership’s net income	20,045	38,521	119,602	94,335
Net income per:
• Common units, basic and diluted	1.03	2.03	6.19	5.14
Weighted-average units outstanding:
• Common units, basic and diluted	19,505,152	18,986,289	19,325,030	18,342,413

Capital Product Partners L.P.

Unaudited Condensed Consolidated Balance Sheets

(In thousands of United States Dollars)

	As of December 31, 2022	As of December 31, 2021
Assets
Current assets
Cash and cash equivalents	$144,635	$20,373
Trade accounts receivable, net	2,102	6,025
Prepayments and other assets	7,534	4,835
Due from related party	3,636	—
Inventories	6,817	5,009
Claims	1,599	1,442

Total current assets	166,323	37,684

Fixed assets
Advances for vessels under construction – related party	24,000	—
Vessels, net	1,757,897	1,781,858

Total fixed assets	1,781,897	1,781,858

Other non-current assets
Above market acquired charters	32,320	48,605
Deferred charges, net	289	2,771
Restricted cash	10,213	10,614
Prepayments and other assets	5,722	3,638

Total non-current assets	1,830,441	1,847,486

Total assets	$1,996,764	$1,885,170

Liabilities and Partners’ Capital
Current liabilities
Current portion of long-term debt, net (including $10,000 payable to related party as of December 31, 2021)	$73,213	$97,879
Trade accounts payable	8,322	9,823
Due to related parties	1,016	2,785
Accrued liabilities	17,476	11,395
Deferred revenue	18,553	8,919

Total current liabilities	118,580	130,801

Long-term liabilities
Long-term debt, net (including $6,000 payable to related party as of December 31, 2022 and 2021)	1,215,865	1,211,095
Derivative liabilities	13,525	3,167
Below market acquired charters	10,368	14,643

Total long-term liabilities	1,239,758	1,228,905

Total liabilities	1,358,338	1,359,706

Commitments and contingencies

Total partners’ capital	638,426	525,464

Total liabilities and partners’ capital	$1,996,764	$1,885,170

Capital Product Partners L.P.

Unaudited Condensed Consolidated Statements of Cash Flows

(In thousands of United States Dollars)

	For the years ended December 31,
	2022	2021
Cash flows from operating activities:
Net income	$125,421	$98,178
Adjustments to reconcile net income to net cash provided by operating activities:
Vessel depreciation and amortization	69,272	46,935
Amortization and write-off of deferred financing costs	2,766	3,122
Amortization / accretion of above / below market acquired charters	12,010	7,287
Gain on sale of vessels	(47,275)	(46,812)
Equity compensation expense	3,790	2,043
Change in fair value of derivatives	5,592	3,167
Unrealized bonds exchange differences	(5,529)	(3,374)
Unrealized cash, cash equivalents and restricted cash exchange differences	(493)
Changes in operating assets and liabilities:
Trade accounts receivable, net	3,923	(3,170)
Prepayments and other assets	(3,768)	(201)
Due from related party	(3,636)	—
Inventories	(1,808)	(1,481)
Claims	(157)	(696)
Trade accounts payable	380	(252)
Due to related parties	(1,769)	(472)
Accrued liabilities	4,215	2,687
Deferred revenue	9,634	6,098
Dry-docking costs paid	—	(1,895)

Net cash provided by operating activities	172,568	111,164

Cash flows from investing activities:
Vessel acquisitions, including time charters attached, and improvements	(117,233)	(368,096)
Advances for vessels under construction – related party	(24,000)	—
Proceeds from sale of vessels, net	127,124	193,031

Net cash used in investing activities	(14,109)	(175,065)

Cash flows from financing activities:
Proceeds from long-term debt	206,276	204,266
Deferred financing costs paid	(4,347)	(6,131)
Payments of long-term debt	(218,954)	(145,471)
Repurchase of common units	(5,911)	(4,499)
Dividends paid	(12,155)	(7,613)

Net cash (used in) / provided by financing activities	(35,091)	40,552

Net increase / (decrease) in cash, cash equivalents and restricted cash	123,368	(23,349)

Effect of exchange rate changes on cash, cash equivalents and restricted cash	493	—

Cash, cash equivalents and restricted cash at beginning of the year	30,987	54,336

Cash, cash equivalents and restricted cash at end of year	$154,848	$30,987

Supplemental cash flow information
Cash paid for interest	49,179	15,750
Non-Cash Investing and Financing Activities
Seller’s credit agreements	—	16,000
Financing arrangements assumed in connection with the acquisition of vessel owning companies	—	866,344
Common units issued in connection with the acquisition of vessel owning companies	—	15,277
Re-issuance of treasury units in connection with the acquisition of vessel owning company	6,583	—
Capital expenditures included in liabilities	1,663	1,008
Capitalized dry-docking costs included in liabilities	29	123
Deferred financing costs included in liabilities	220	112
Expenses for sale of vessel included in liabilities	1,300	1,984
Reconciliation of cash, cash equivalents and restricted cash
Cash and cash equivalents	144,635	20,373
Restricted cash - non-current assets	10,213	10,614

Total cash, cash equivalents and restricted cash shown in the statements of cash flows	$154,848	$30,987

Appendix A – Reconciliation of Non-GAAP Financial Measure

(In thousands of U.S. Dollars)

Description of Non-GAAP Financial Measure – Operating Surplus

Operating Surplus represents net income adjusted for depreciation and amortization expense, exchange differences on Bonds and cash and cash equivalents , change in fair value of derivatives, sale of vessel result, amortization / accretion of above / below market acquired charters and straight-line revenue adjustments.

Operating Surplus is a quantitative measure used in the publicly traded partnership investment community to assist in evaluating a partnership’s financial performance and ability to make quarterly cash distributions. Operating Surplus is not required by accounting principles generally accepted in the United States (“GAAP”) and should not be considered a substitute for net income, cash flow from operating activities and other operations or cash flow statement data prepared in accordance with GAAP or as a measure of profitability or liquidity. Our calculation of Operating Surplus may not be comparable to that reported by other companies. The table below reconciles Operating Surplus to net income for the following periods:

Reconciliation of Non-GAAP Financial Measure – Operating Surplus	For the three-month period ended December 31, 2022	For the three-month period ended September 30, 2022	For the three-month period ended December 31, 2021
Partnership’s net income	21,126	58,728	40,021

Adjustments to reconcile net income to operating surplus prior to capital reserve
Depreciation, amortization, unrealized Bonds, cash and cash equivalents exchange differences and change in fair value of derivatives[1]	17,285	22,673	16,485
Amortization / accretion of above / below market acquired charters and straight-line revenue adjustments	(1,095)	3,426	2,808
Gain on sale of vessels	—	(47,275)	(21,428)

Operating Surplus prior to capital reserve	37,316	37,552	37,886

Capital reserve	(30,987)	(29,704)	(31,019)

Operating Surplus after capital reserve	6,329	7,848	6,867

Increase in recommended reserves	(3,238)	(4,818)	(3,906)

Available Cash	3,091	3,030	2,961

[1]	Depreciation, amortization, unrealized Bonds, cash and cash equivalents exchange differences and change in fair value of derivatives line item includes the following components:

•	Vessel depreciation and amortization;

•	Deferred financing costs and equity compensation plan amortization;

•	Unrealized Bonds exchange differences;

•	Unrealized cash, cash equivalents and restricted cash exchange differences; and

•	Change in fair value of derivatives.